18005375

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received

MAR 01 2018

Washington DC

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SEC FILE NUMBER
8-52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRICKELL GLOBAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 BRICKELL AVENUE, 4TH FLOOR
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY CARTER

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1450 BRICKELL AVENUE, 18TH FLOOR	MIAMI	FLORIDA	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

yw

OATH OR AFFIRMATION

I, Perry Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRICKELL GLOBAL MARKETS, LLC, as of DECEMBER 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

ANA L BATH
Notary Public - State of Florida
Commission # GG 146612
My Comm. Expires Aug 23, 2021
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRICKELL GLOBAL MARKETS, INC.

(A Wholly Owned Subsidiary of Brickell Bank)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brickell Global Markets, Inc.
(A Wholly-Owned Subsidiary of Brickell Bank)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brickell Global Markets, Inc. (a Wholly-Owned Subsidiary of Brickell Bank) (the "Company") as of December 31, 2017, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brickell Global Markets, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brickell Global Markets, Inc.'s management. Our responsibility is to express an opinion on Brickell Global Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brickell Global Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statement, Brickell Bank (the "Parent") is committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As further discussed in Note 8 to the financial statement, on August 8, 2014, the Parent agreed to a Consent Order (the "Order") with the Federal Deposit Insurance Corporation ("FDIC") and Florida Office of Financial Regulations ("OFR"), which requires the Parent to develop, adopt and comply with a plan for the disposition of the Parent by way of sale or merger of the Parent into an insured depository institution, or a liquidation of the Parent. The Parent is currently seeking to complete its compliance with the Order. Our opinion is not modified with respect to this matter.

Morrison, Brown, Argiz & Farra

We have served as Brickell Global Markets, Inc.'s auditor since 2015.

Miami, Florida
February 28, 2018

[redacted]

BRICKELL GLOBAL MARKETS, INC.
(A Wholly Owned Subsidiary of Brickell Bank)
Statement of Financial Condition
December 31, 2017

		2017
Assets		
Cash	$	257,787
Cash segregated under federal and other regulations		2,625,866
Deposit with clearing broker		525,526
Receivable from broker-dealer and clearing organization		128,385
Property and equipment, net		87,162
Other assets		141,923
Total assets	$	3,766,649
Liabilities and Stockholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	145,617
Total liabilities		145,617
Commitments and contingencies (notes 7 and 8)		
Stockholder's Equity:		
Common stock, $ 1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares		10,000
Additional paid in capital		5,290,000
Accumulated deficit		(1,678,968)
Total stockholder's equity		3,621,032
Total liabilities and stockholder's equity	$	3,766,649

See accompanying notes to the financial statement.

(1) Organization

Brickell Global Markets, Inc. (the "Company" or "BGM") is a wholly owned subsidiary of Brickell Bank (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with wealth management services. Revenue derived from these services is recognized in the accompanying statements of operations.

In March 2017, the Company converted its book of business and began clearing customer transactions on a fully disclosed basis with APEX Clearing Corporation ("APEX"). In accordance with the clearing agreement, APEX Clearing Corporation carries the client accounts and maintains all related books and records as are customarily kept by a clearing firm. The customers' funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC). Prior to the conversion in March 2017, the customer's accounts were held on a fully disclosed basis at Pershing, LLC. BGM continued to unwind its relationship with Pershing until the end of August 2017.

For the year ended December 31, 2017, the Company has an accumulated deficit of $1,678,968. The Bank has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Clearing Arrangements

The Company has a clearing arrangement with APEX to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by APEX. At December 31, 2017, the deposits at clearing organizations is $525,526. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $500,000 with APEX, the clearing organization. At December 31, 2017, the deposit in APEX is $500,235 which includes interest earned. There is a residual deposit with Pershing, LLC of $25,291 which the Company treats as a non-allowable asset for its net capital computation.

(c) Receivables from broker-dealer and clearing organization

Receivable from broker-dealer and clearing organization represents amounts owed to the Company from APEX. The receivable is readily convertible into cash.

(d) Property and Equipment, Net

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized.

(e) Government and Other Regulation

The Company's business is subject to significant regulation by various governmental and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

(f) Income Taxes

The Company files consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if it files a separate tax return. In addition, the Company is no longer subject to federal or state examinations for years prior to 2014 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 11 for the effect of the 2017 Tax Cuts and Jobs Act (the "Tax Act").

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company did not have any unrecognized tax benefits as a result of tax positions taken in a prior period or during the current period.

(g) Recently Issued Accounting Standards

Lease Accounting

In February 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. The Company is currently evaluating the effect the update will have on its financial statements but does not anticipate the update having a material effect on the Company's financial condition, results of operations or cash flows, though such an effect is possible. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020, with early application permitted.

Restricted Cash

In November 2016, the FASB issued an accounting standard update which is effective for fiscal years beginning after December 15, 2017. It addresses the presentation of restricted cash and restricted cash equivalents in the statement of cash flows and the related disclosures in the notes to the financial statements. Early adoption is permitted. If early adopted in an interim period, any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. Retrospective application is required. The update requires that when cash, cash equivalents, restricted cash and restricted cash equivalents are disaggregated in the balance sheet, to include a narrative or tabular reconciliation of the disaggregated amounts to the aggregated amount used in the statement of cash flows. The update also requires the disclosure of the nature of restrictions on cash and cash equivalent balances. The Company is currently evaluating the effect the update will have on its financial statement.

(3) Cash Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2017, the Company had cash of $2,625,866.

(4) Property and Equipment, Net

Property and equipment, net, consists of the following at December 31, 2017:

	2017	Estimated useful lives (in years)
Computer equipment and software	$ 372,254	3 – 8
Furniture	146,314	3 – 8
Leasehold improvements	219,895	5 – 20
	738,463	
Accumulated depreciation and amortization	(651,301)	
	$ 87,162	

(5) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Correspondent broker-dealer execute, clear and custody transactions for the Company. Transactions pending settlement and fees for these correspondents are included in receivable from broker-dealer and clearing organization.

(6) Related-Party Transactions

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The Bank earns interest income from these loans.

The Company maintains its cash operating account and other bank accounts with the Bank and at December 31, 2017 the Company had balances of $189,469.

In January 2016, the Company entered into a variable interest promissory note at the prime rate, with an employee in the amount of $150,000. The term of the loan is 5 years. The Company agreed to forgive the principal and interest on each due date as stipulated in the agreement. This promissory note was paid off in February 2017.

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in February 2019. Future minimum payments under this lease as of December 31, 2019 are as follows:

2018	$	92,874
2019		15,555
	$	108,429

(8) Regulatory and Legal Matters

Settlements with Securities and Exchange Commission and FINRA

In November 2017, FINRA accepted an Acceptance, Waiver and Consent (the "AWC") submitted by the Company, pursuant to which the Company acknowledged certain alleged violations of the net capital requirements of SEC Rule 15c-3-1 for the period from 12/12/2015 through 3/14/2016. Under the terms of the AWC, the Company agreed, inter alia, to a censure and payment of a $15,000 fine that was paid during 2017.

There are no other matters currently pending with the SEC or FINRA.

Claims Related to Commercial Paper issued by Espírito Santo Financière S.A.

The Company has been subject to certain claims relating to purchases of commercial paper issued by Espírito Santo Financière S.A. ("ESFIL") by customers of the Company. ESFIL is a former affiliate of the Company.

During 2014, a customer of the Company asserted a claim against the Company in connection with their purchases of $5,500,000 and €500,000 (Euros), in commercial paper issued by ESFIL. This customer has not commenced any legal proceeding against the Company or the Bank.

Consent Orders with the FDIC and OFR

On August 8, 2014, the Bank agreed to a Consent Order with the Federal Deposit Insurance Corporation (FDIC) and the Florida Office of Financial Regulation (OFR). The Order required the Bank to develop, adopt and comply with a plan for the disposition of the Bank by way of sale or

merger of the Bank into an insured depository institution or a liquidation of the Bank. The Company is a wholly owned subsidiary of the Bank and is included in the plan that has been adopted by the Bank pursuant to the Order.

Pursuant to the Order, the Bank is currently seeking to complete a sale of the Bank. In January 2018, the parent company of the Bank entered into an agreement to sell substantially all of the stock of the Bank to a group of investors. Closing of the transaction is subject to regulatory approvals.

In February 2015, the Bank agreed to another consent order with the FDIC and OFR related to Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) requirements. The Bank and the Company have been working diligently to comply with the terms of the Consent Orders. The bank has made significant progress in addressing all critical deficiencies noted by internal auditors and regulatory examinations, as the program has been deemed "Satisfactory". The Bank's current BSA/AML/OFAC team has built a robust program that has improved the Company's control environment, addressed previously noted control weaknesses, utilized new technology to achieve efficiencies, attracted high-caliber talent, and produced high-quality reviews that provides a strong foundation for future growth of the Company.

Other Matters

The Company is subject to other claims and legal proceedings in the ordinary course of its business. The Company does not expect that any of these claims and legal proceedings will have a material effect on the Company.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2017, the Company had net capital of approximately $3,384,614, which is approximately $3,134,614 in excess of its required minimum net capital of approximately $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 is .043 to 1.00.

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statement.

(11) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2017 is presented below:

	2017
Deferred tax asset:	
Net operating loss	$ 1,796,553
Accrued expenses	1,447
Property and equipment, net	7,639
Total gross deferred tax asset	1,805,639
Valuation allowance	(1,805,639)
Net deferred tax asset	$ —

At December 31, 2017, the Company had federal net operating loss carryforwards remaining of approximately $6.8 million, which may be available to reduce the taxable income of the consolidated federal tax return. Also at December 31, 2017, the Company had state net operating loss carryforwards remaining of approximately $8.4 million, which may be available to reduce the taxable income of the consolidated state tax return. The remaining federal and state net operating loss carryforwards expire in 2036.

On December 22, 2017, the President signed into law the Tax Act. The Tax Act includes a permanent reduction in the corporate income tax rate from 35% to 21%. The rate reduction would go into effect on January 1, 2018. As a result, the Company has remeasured its December 31, 2017 deferred tax assets and deferred tax liabilities at the 21% rate. The effect of the change in rate was fully offset by a reduction in the valuation allowance. As such, there was no impact on the statement of financial condition as of December 31, 2017.

In assessing the realizability of deferred tax assets; management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. BGM's management believes it is more likely than not that the Company will not be able to realize the benefit of its deferred tax assets as of December 31, 2017. BGM's management recorded a full valuation allowance against its deferred tax assets as of December 31, 2017.

(12) Subsequent Events

In January 2018, the parent company of the Bank entered into an agreement to sell substantially all of the stock of the Bank to a group of investors. This transaction is subject to regulatory approval.

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2018, the date at which the financial statements were issued, and determined that there are no other items to disclose.